7/16/02

AM 7/16/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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02022793

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUL 15 2002 WASH. D.C. 152 SECTION

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHN JAMES INVESTMENTS LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 SHERIDAN DR.
(No. and Street)

WILLIAMSVILLE (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YVONNE S. PILICHOWSKI 716-633-2323 EXT 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York, CPA, PC
(Name – *if individual, state last, first, middle name*)

3085 Southwestern Blvd. (Address) Orchard Park (City) NY (State) 14127 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KA

OATH OR AFFIRMATION

I, Yvonne S. Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, LTD, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvonne S. Pilichowski
Signature

President
Title

Karen Pepe
Notary Public

KAREN M. PEPE
Notary Public, State of New York
Qualified In Erie County
My Commission Expires 3/16/03

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2001

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

Independent Auditor's Report

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

We have audited the accompanying consolidated statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John James Investments, Ltd. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Accounting Group of Western New York, CPA, PC

Accounting Group of Western New York, CPA, PC
Orchard Park, New York
July 10, 2002

(716) 675-2277 Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106 Orchard Park, New York 14127

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents:		
Cash in banks	$1,123	
Cash in money market accounts	51,312	
Accounts receivable:		
Broker-dealer receivable	134,716	
Clearing firm deposits receivable	15,371	
Securities owned:		
Marketable, at market value	20,100	
Not readily marketable, at estimated fair value	1,140	
Payroll tax deposits	17,492	
		241,254
Land	20,000	
Building improvements	56,704	
Other	7,157	
Office equipment and furniture	90,805	
	174,666	
Less accumulated depreciation	70,655	
		104,011
TOTAL ASSETS		$345,265

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable-trade	$8,672	
Commissions payable	72,185	
Accrued income taxes	10,694	
Unsecured loan payable	11,398	
Deferred income taxes	12,158	
TOTAL LIABILITIES		115,107
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 200 shares authorized, issued, and outstanding	2,000	
Additional paid-in capital	38,357	
Retained earnings	189,801	
TOTAL STOCKHOLDER'S EQUITY		230,158
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$345,265

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$366,002	
Commodity revenue	91,237	
Sale of investment company shares	145,092	
Unrealized loss on proprietary securities	(2,880)	
Interest and dividends	2,201	
TOTAL REVENUE		601,652
EXPENSES		
Officer salaries and employment costs	28,298	
Commissions and other compensation and benefits	321,848	
Regulatory fees and expenses	4,433	
Occupancy costs	45,014	
Advertising	2,998	
Communications, telephone and data processing	23,754	
Depreciation	19,701	
Insurance	11,688	
Office supplies and expense	15,044	
Postage and delivery	3,195	
Professional fees	4,026	
Repairs, cleaning and maintenance	9,967	
Seminars	3,156	
Utilities	7,012	
Vehicle and travel	14,228	
TOTAL EXPENSES		514,362
INCOME BEFORE INCOME TAXES		87,290
INCOME TAX PROVISION		12,460
NET INCOME		74,830
RETAINED EARNINGS, beginning of year		114,971
RETAINED EARNINGS, end of year		$189,801

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE , December 31, 2000	$2,000	$38,357	$114,971	$155,328
NET INCOME			74,830	74,830
BALANCE , December 31, 2001	$2,000	$38,357	$189,801	$230,158

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$74,830
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,701
Deferred income tax adjustments	12,158
(Increase) decrease in assets:	
Broker-dealer receivable	(102,130)
Clearing firm deposits receivable	(2,355)
Payroll tax deposits	(17,492)
Increase (decrease) in liabilities:	
Accounts payable	5,003
Commissions payable	56,255
Accrued payroll taxes	(1,726)
Accrued income taxes	(306)
Total adjustments	(30,892)
Net cash provided by operating activities	43,938
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and dispositions of property and equipment, net of accumulated depreciation	(3,735)
Net realized and unrealized proprietary investment transactions	(1,140)
Net cash (used in) investing activities	(4,875)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Unsecured loan payable	2,329
Net cash provided by financing activities	2,329
Net increase in cash and cash equivalents	41,392
CASH AND CASH EQUIVALENTS, beginning of year	11,043
CASH AND CASH EQUIVALENTS, end of year	$52,435

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. **Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a New York Corporation that was incorporated in March, 1995.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged against income; major renewal and betterment's are capitalized. Depreciation and amortization are computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Depreciation is provided using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. **Receivable From and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

8. Fair Values of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

9. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

10. Related Party Transactions

Rent expense to the spouse of the shareholder for office space was $42,000 for the year ended December 31, 2001.

11. Year 2000 Issue

The year 2000 issue is the result of many older computer programs being written using two digits rather than four to define the applicable year. This could result in a system failure or miscalculations causing disruptions in operations.

The Company has received notification from its software vendor that the current accounting software is year 2000 compliant. Management of the Company does not believe that there are any other date sensitive applications currently in use that would be subject to the year 2000 issue.

12. Taxes on Income

The net deferred tax asset (liability) consisted of the following components as of December 31, 2001:

Deferred tax assets related to:	
Commissions payable	$15,583
Accounts payable	1,872
	17,455
Deferred tax liabilities related to:	
Property and equipment	(532)
Accounts receivable	(29,081)
Net deferred tax (liability)	$(12,158)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company reports on the cash basis for income taxes and on the accrual method for financial statement purposes.

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

12. Taxes on Income (continued)

The provision for income taxes for the year ended December 31, 2001 consisted of the following:

Current:	Federal provision	$6,825
	State provision	4,477
		11,302
Current:	Federal benefit	(7,500)
	State benefit	(3,500)
		(11,000)
	Total current expense	302
Deferred:	Federal liability	18,982
	State liability	10,631
		29,613
Deferred:	Federal benefit	(11,189)
	State benefit	(6,266)
		(17,455)
Total deferred (benefit) expense		12,158
Total income tax (benefit) provision		$12,460

Supplementary Information

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$230,158
ADD:		
Deferred income taxes payable		12,158
TOTAL ALLOWABLE CAPITAL		242,316
NON ALLOWABLE ASSETS:		
Securities not readily marketable	1,140	
Furniture, equipment and property, net	104,011	
Payroll tax deposits	17,492	
Broker-dealer receivable	1,923	
		124,566
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		117,750
HAIRCUTS ON SECURITIES		20,100
NET CAPITAL		$97,650

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL AS REPORTED IN COMPANY'S PART II FOCUS REPORT		100,731
AUDIT ADJUSTMENTS:		
Record payroll tax deposits	17,492	
Receivables from brokers or dealers	(22,786)	
Securities not readily marketable	(180)	
Property and equipment, net	(7,485)	
Deferred income taxes	(12,158)	
Accounts payable, accrued liabilities, expenses and other	20,653	
Unsecured loan payable	1,383	
		(3,081)
NET CAPITAL		97,650

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$115,107	
Reserve ratio	6.67%	
MINIMUM NET CAPITAL REQUIRED	7,678	
MINIMUM DOLLAR REQUIREMENT	6,000	
NET CAPITAL REQUIREMENT	$7,678	
EXCESS NET CAPITAL		$89,972
EXCESS NET CAPITAL AT 1000%		$86,139
TOTAL AGGREGATE INDEBTEDNESS		$115,107
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		117.88%

SCHEDULE III

JOHN JAMES INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NOT APPLICABLE - K(2)(ii) EXEMPTION

SCHEDULE IV

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES & OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2001

NOT APPLICABLE